[redacted]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34434

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fintegra, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 Earle Brown Drive, Suite 550
(No. and Street)

Minneapolis	MN	55430
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Schuh (763) 398-4371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Schuh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fintegra, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC
Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2011

BAKER TILLY
VIRCHOW KRAUSE, LLP

Candor. Insight. Results.

FINTEGRA, LLC
Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2011

FINTEGRA, LLC

TABLE OF CONTENTS

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Fintegra, LLC (limited liability company) as of December 31, 2011, and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fintegra, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2012

an independent member of
BAKER TILLY
INTERNATIONAL

An Affirmative Action Equal Opportunity Employer

FINTEGRA, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

ASSETS

Cash and cash equivalents	$ 1,611,713
Deposit with clearing broker	100,796
Commissions and other receivables, net	740,710
Other assets	194,219
Notes receivable and forgivable loans, net	109,013
Property and equipment, net	74,352
Income taxes receivable	19,000
Deferred income taxes	289,677
TOTAL ASSETS	$ 3,139,480

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 87,510
Commissions payable	605,564
Accrued payroll and related taxes	290,358
Accrued expenses	474,834
Total Liabilities	1,458,266
MEMBER'S EQUITY	
Member's Equity	1,681,214
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,139,480

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUES	
Commissions and fees	$ 20,626,326
Interest income	120,626
Other income	113,886
Total Revenues	20,860,838
OPERATING EXPENSES	
Salaries, commissions and payroll taxes	17,762,054
Advertising	25,679
Depreciation and amortization	60,670
Insurance	279,693
Office and equipment rent	402,556
Office supplies and postage	52,184
Professional fees and legal settlements	591,819
Regulatory, clearing and licensing fees	902,753
Repairs and maintenance	27,544
Telephone	153,964
Bad debts	288,522
Travel and entertainment	113,097
Miscellaneous	76,660
Total Operating Expenses	20,737,195
Income Before Income Taxes	123,643
PROVISION FOR INCOME TAXES	42,665
NET INCOME	$ 80,978

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2011

BALANCE – DECEMBER 31, 2010	$ 2,109,064
Member distributions	(508,828)
Net income	80,978
BALANCE – DECEMBER 31, 2011	$ 1,681,214

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 80,978
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation and amortization	60,670
Amortization of forgivable loans	120,081
Loss on disposal of property and equipment	11,668
Deferred income taxes	(182,480)
Write-off of forgivable loans	9,973
Change in allowance for notes receivable and forgivable loans	231,499
Change in allowance for commissions	305
Changes in operating assets and liabilities:	
Commissions and other receivables	549,261
Other assets	141,824
Income taxes receivable	74,800
Accounts payable	(34,166)
Commissions payable	(637,551)
Accrued payroll and related taxes	13,892
Accrued expenses	293,264
Net Cash Flows from Operating Activities	734,018
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(46,340)
Net receipts on notes receivable and forgivable loans	16,455
Net Cash Flows from Investing Activities	(29,885)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to sole member	(508,828)
Net Cash Flows from Financing Activities	(508,828)
Net Change in Cash and Cash Equivalents	195,305
CASH AND CASH EQUIVALENTS - Beginning of Year	1,416,408
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,611,713
Supplemental cash flow disclosures	
Cash paid for income taxes, net of income tax refunds	$ 136,889

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Fintegra, LLC (the Company) was formed in Minnesota on August 8, 1998. The Company offers financial services and products, such as financial and retirement planning, stocks, bonds, mutual funds, UIT's and fixed and variable annuities to customers, customers of financial institutions and other independent representatives. The Company, which is a member of Securities Investors Protection Corporation, sells products manufactured by mutual fund and insurance companies and has an agreement with Pershing, LLC (Pershing), an affiliate of the Bank of New York Mellon, to execute and clear transactions and establish and maintain securities accounts for customers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company includes as cash equivalents all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash and cash equivalents in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and have been reduced by an allowance for doubtful accounts of $2,475 at December 31, 2011. The Company believes all commissions receivable in excess of the allowance are fully collectible. On a periodic basis, the Company evaluates its commission receivable based on history of past write-offs, collections and current credit conditions. If commissions receivable in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made. The Company does not accrue interest on past due receivables. Receivables are written off after all collection efforts have been exhausted.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives ranging from three to seven years. Maintenance, repairs and minor renewals are expensed when incurred.

Revenue Recognition

Customers' securities transactions are recorded on a trade date basis with related commission income and expense recorded on a trade date basis.

Income Taxes

Effective January 1, 2003, the Company elected to be taxed as a corporation for federal and state income tax purposes.

Advertising Costs

Advertising costs are charged to expense as incurred.

NOTE 1 - Summary of Significant Accounting Policies (con't)

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Notes Receivable and Forgivable Loans

Notes receivable and forgivable loans consisted of the following components at December 31, 2011:

Notes receivable	$ 48,502
Forgivable loans, net of amortization	292,010
	340,512
Less: allowance	(231,499)
Notes receivable and forgivable loans, net	$ 109,013

The notes receivable are with two employee registered representatives of the Company. The notes are unsecured and bear interest of 6% and 12% per annum. The promissory notes provide for repayment through December 2012.

Forgivable loan agreements are unsecured and loans totaling $324 provide for the loans to be forgiven based on the gross monthly commission of the registered representative. Forgivable loan agreements totaling $291,686 provide for the loans to be forgiven based on the anniversary date each month through June 2015, provided the registered representative remains securities licensed with the Company as of the anniversary date. If the registered representative does not maintain their securities license with the Company, the loan will become immediately due and payable. Forgivable loans in the amount of $210,000 are immediately due and payable as the registered representative terminated registration with the Company as of December 31, 2011. On a periodic basis, the Company evaluates its notes receivable and forgivable loans based on history of past write-offs, collections and current credit conditions. If notes receivable and forgivable loans in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made.

Forgiveness of loan amortization expense for the year ended December 31, 2011 was $120,081.

NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31, 2011:

Computer and telephone equipment	$ 280,002
Furniture and fixtures	181,306
Software	42,071
	503,379
Less: accumulated depreciation and amortization	(429,027)
Property and equipment, net	$ 74,352

NOTE 3 - Property and Equipment (cont.)

Depreciation and amortization expense was $60,670 for the year ended December 31, 2011.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $899,375 which was $649,375 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.56 to 1 at December 31, 2011.

No differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2011 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

NOTE 5 - Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary at December 31, 2011.

NOTE 6 - Income Taxes

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation, amortization and vacation accruals.

The provision for federal and state income taxes consisted of the following components for the year ended December 31, 2011:

Current	$ 225,145
Deferred	(182,480)
Total Provision for Income Taxes	$ 42,665

The Company applies the accounting standard for uncertainties in income taxes. The tax effects from any uncertain position can be recognized in the financial statements only if the position is more likely than not to be sustained on audit by tax authorities, based on the technical merits of the position. The Company's policy is to recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority.

NOTE 6 - Income Taxes (cont.)

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2008. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

As of December 31, 2011 the Company had unused state net operating loss carryforwards of approximately $763,000 beginning to expire in 2014.

NOTE 7 - Membership Units

The Company had a total of 1,586 membership units outstanding as of December 31, 2011.

NOTE 8 - Retirement Plan

The Company has a SIMPLE IRA profit sharing plan (the Plan) for the benefit of its employees who qualify for participation. The Plan requires the Company to match contributions of up to 2% of the eligible employee's compensation. Company contributions were $51,821 for the year ended December 31, 2011.

NOTE 9 - Related Party Transactions

Contingent Liability

To finance the purchase of the Company, in 2007, Fintegra Holdings, LLC (FH) obtained a $2,000,000 interest bearing loan from a bank. FH obtained a renewal of the bank loan on March 1, 2011. The remaining loan of $566,667 requires monthly payments of $26,984 plus accrued interest beginning March 31, 2011 and continuing until February 28, 2012 at which time all remaining principal and unpaid interest is due. The loan bears interest at a fluctuating annual rate equal to 8% above LIBOR (8.27% as of December 31, 2011). The loan is secured by the assets of FH, which are primarily the assets of the Company. The loan contains certain financial covenants. The balance outstanding at December 31, 2011 was $296,825.

FH is currently in discussions with the bank to determine the terms and conditions under which the bank would renew the loan. In the event the bank does not renew the loan, the loan will mature. The maturing of the loan may or may not affect the Company's operations.

From January through March 2011, the Company made monthly capital distributions to FH in the amount of $25,000 plus .7% of gross revenue the month prior to the distribution. Commencing in April through August 2011, the distribution was $30,000 per month. Commencing in September 2011, the distributions were increased to $60,000 per month.

Revenue

The Company received commissions and fees generated by various members of FH, including a company that is partially owned by a member of FH, resulting in approximately $197,800 of net revenue to the Company for the year ended December 31, 2011.

NOTE 9 - Related Party Transactions (cont.)

Equipment Lease

FH leased a phone system utilized by the Cleveland sales office under a lease that was to expire March 2013 for $1,583 per month which was paid by the Company. The Company made a determination to terminate the lease in December 2011. The net payment for early termination of the lease was $8,079 and is included in the operating expenses for 2011.

NOTE 10 - Commitments and Contingencies

License Agreements

The Company has one software license agreement that expires in 2012 and three additional license agreements that require thirty day written notice to cancel. These agreements require minimum monthly fees, plus hosting fees, of approximately $14,400 and are subject to increase when the stated number of users is exceeded. License fee expenses were approximately $17,800 for the year ended December 31, 2011.

Future minimum license payments for the years ending December 31, 2012 and December 31, 2013 are $123,952 and $37,065 respectively.

Operating Leases

The Company leases office space and the lease has escalating rent payments increasing from $5,161 to $5,312. The lease expires July 2012 and the monthly base rent as of December 31, 2011 is $5,161.

The Company is required to pay its pro rata share of operating expenses. The Company has the option to extend the office lease for a one year period.

FH leases office space in the following locations and the monthly rent payments for 2011 were made by the Company. The lease terms and monthly base rents as of December 31, 2011 are as follows:

Office Location	Lease Expires	Base Rent
Boca Raton, FL	March 2012	$3,056
Cleveland, OH	April 2014	$9,981

Total rent expense was $402,556 for the year ended December 31, 2011. The Company is not obligated to make the monthly office lease payments on behalf of FH.

The Company leases two copiers under a lease that expires February 2012 for $993 per month and a copier under a lease that expires February 2013 for $344 per month. The Company also leases phone equipment under a lease that expires December 2016 for $1,864 per month.

The Company also has an agreement to purchase telephone and data services for the Boca Raton and Minneapolis office locations that expires March 2013 for $3,611 per month. The Company also has an agreement to purchase telephone and data services for the Cleveland office location that expires March 2013 for $1,666 per month.

NOTE 10 - Commitments and Contingencies (cont.)

FH also leases a copier utilized by the Boca Rotan sales office under a lease that expires March 2012 for $375 per month which was paid by the Company in 2011. The Company is not obligated to make the monthly copier lease payment on behalf of FH.

Future minimum lease payments, inclusive of FH lease obligations currently paid by the Company, are as follows for the years ending December 31:

2012	$ 261,860
2013	158,661
2014	62,294
2015	22,370
2016	22,370
	$ 527,555

Legal Proceedings

The Company is subject to legal proceedings and claims in the ordinary course of business. As of December 31, 2011, the Company is a defendant in eight separate legal suits which claim securities sold through their registered representatives were either unsuitable or in violation of the state securities laws and common law. The Company is actively defending these allegations and does not believe it is at fault.

The Company is also a defendant in a class action lawsuit brought by the Bankruptcy Trustee of a program sponsor against broker dealers that had selling agreements with the sponsor in an attempt to reclaim commissions paid by the sponsor. The Company is actively defending these allegations and does not believe it is at fault. The Company is also a defendant in a lawsuit brought by the Bankruptcy Trustee on behalf of the "Private Action Trust" that was created under the Chapter 11 Plan for investors in programs wherein the sponsor and related entities filed petitions for bankruptcy. The Company is actively defending these allegations and does not believe it is at fault.

The Company is also a defendant in an arbitration with a former employee. The former employee is claiming he was dismissed without cause and is entitled to severance in accordance with his Employment Agreement. The Company is actively defending these allegations and does not believe it is at fault.

The Company is also a defendant in a lawsuit with its former defense counsel disputing the legal fees billed by the law firm while representing the Company. A reserve of $145,000 has been recorded by the Company as an estimate of the ultimate liability and settlement of the matter.

For all pending suits not accrued for, management believes the risk of loss is remote and amounts of a loss cannot be reasonably estimated. In the opinion of management, the amount of ultimate liability with respect to these actions may or may not materially affect the financial position of the Company.

NOTE 11 – Subsequent Events

The Company has evaluated subsequent events occurring through February 23, 2011, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

FINTEGRA, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Members' equity	$ 1,681,214
Other deductions:	
Customer deficit balances	7
Non-allowable assets:	
Property and equipment, net	74,352
Receivables from non-customers	76,079
Notes receivable and forgivable loans, net	109,013
Income tax receivable	19,000
Deferred income taxes	289,677
Other assets	194,382
Total non-allowable assets	762,503
Net capital before haircuts on securities positions	918,704
Haircuts on securities positions	(19,329)
Net capital	$ 899,375

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,400,495

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 250,000
Excess net capital at 1,500 percent	$ 649,375
Excess net capital at 1,000 percent	$ 759,325
Ratio: Aggregate indebtedness to net capital	1.56 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2011	$ 899,375
Net audit adjustments	-
Net capital per above	$ 899,375

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Fintegra, LLC (the Company) for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2012

an independent member of
BAKER TILLY
INTERNATIONAL